September 15, 2016

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Superior Drilling Products, Inc.

File No: 333-212477

Registration Statement on Form S-1, Amendment No. 3

Dear Ladies and Gentlemen:

Reference is made to the letter request of Roth Capital Partners, LLC, as representative of the underwriters, for acceleration of effectiveness of the above-captioned registration statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on September 14, 2016, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”).

The undersigned hereby respectfully requests that the Commission withdraw the Acceleration Request and that it not declare the above-captioned registration statement effective until such time as the underwriters shall request pursuant to a new request.

Very truly yours,

/s/ John Dalfonsi

John Dalfonsi
Managing Director

BJW